Primary Business Name: LEVEL MARKETS, LLC **BD Number: 171752**

BD - AMENDMENT

10/19/2026

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) **Yes** ( ) **No**

Ownership Codes:			
	NA - less than 5%	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CRANE, LINDA SALIERNO	I	FINANCIAL OPERATIONS PRINCIPAL	10/2026	NA	N	N	4374198
DOLAN, JAMES CHRISTOPHER	I	CHIEF COMPLIANCE OFFICER	09/2015	NA	Y	N	3219968
HAGEN, DAVID WALTER	I	CHIEF PRODUCT OFFICER	03/2022	NA	N	N	2101752
LEVEL HOLDINGS, LLC	DE	OWNER	03/2022	E	Y	N	20-1926812
LINARES, JOHN FITZGERALD	I	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	NA	N	N	3104547
MIELE, STEPHEN R	I	CHIEF EXECUTIVE OFFICER	03/2022	NA	Y	N	2645590